NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 27, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 15, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Metals Acquisition Corp and Metals Acquisition Limited became effective on June 15, 2023. Metals Acquisition Corp's Units will automatically separated into the component securities, and, as a result, will no longer trade as a separate security. Each Class A Ordinary share of Metals Acquisition Corp was converted into the right to receive one Metals Acquisition Limited Ordinary Share. Each Redeemable Warrant of Metals Acquisition Corp was converted into the right to receive one Warrant of Metals Acquisition Limited. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on June 16, 2023.